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                               STRATEGIC ALLIANCE
                       RESEARCH AND DEVELOPMENT AGREEMENT

This Agreement, entered into this ninth day of June, 1998.

BY AND AMONG:

QuesTec Imaging, Inc., a corporation duly organized and existing under the laws of Wyoming, United States, and having its principle office of business at 160 A West Industry Court, Deer Park, New York 11729, (hereinafter referred to as "QuesTec"):

LMC Live Motion Company, a corporation duly organized and existing under the laws of Germany, and having its principal office of business at Unter den Eichen 7, Wiesbadan, Germany, 65195 (Felix Marggraff, Heiko Schweim), (hereinafter referred to as "LMC").

                                WITNESSETH THAT:

WHEREAS, QuesTec is the owner of several technologies relating to software systems developed for sports broadcasts, athletic analysis and production services.

WHEREAS, LMC is a provider of production services and athletic analysis for Sporting events.

WHEREAS, QuesTec and LMC desire to participate in software and product development as defined hereinafter through QuesTec's research and development. QuesTec desires to undertake such software development and distribution thereof employing said technologies developed and acquired by QuesTec and LMC, and the

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parties hereto desire to encourage others to participate in the same to the mutual benefit of QuesTec and LMC and

WHEREAS, QuesTec and LMC are willing to enter into an Agreement which calls for the development of software related broadcast enhancement products in the field of sports broadcasting and athletic analysis.

NOW THEREFORE, it is agreed among the parties as follows:

ARTICLE 1. DEFINITIONS

"QUESTEC INTELLECTUAL PROPERTY" shall mean certain patents, trademarks, servicemarks and copyrights which are held by QuesTec on software series and relate to the fabrication and use of the Software, and know-how which includes all descriptions of data, technical know-how and trade secrets (including but not limited to, information on QuesTec's customers) relating to the fabrication and use of The Software, al of which shall be fully described in the individual Contracts.

"INTELLECTUAL PROPERTY" shall mean software related products developed by QuesTec and partially funded by LMC directly or as an agent.

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"PATENTS" shall mean any patents and patent application relating to the software, any patents issuing upon any divisions or continuation of such Patents and patent applications; any patents which issue upon patent application corresponding to any of the aforesaid Patents and patent applications; and any reissues, extensions, or additions to any of the foregoing, all of which are obtained through the Development during the life of the Agreement.

"COPYRIGHTS" shall mean any copyrights relating to The Software which are obtained through the Development during the life of the Agreement.

"THE SOFTWARE" shall mean certain software in the fields of sports to be used for sports broadcasting, athletic analysis, and production services which exist and/or are to be developed by QuesTec employing Patents, Improvement Patents and know-how.

"DEVELOPMENT" shall mean research, development, creation, invention and any other work to be conducted and performed by QuesTec hereto for the successful manufacture of The Software.

"INDIVIDUAL CONTRACTS" shall mean those contracts between the parties where the parties agree to develop specified

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software applications under this Agreement.

ARTICLE 2. WARRANTIES AND UNDERTAKINGS

QuesTec and LMC represent and warrant that they have the full right and power to grant the rights set forth herein. QuesTec further represents and warrants that to the best of its knowledge it has full title to its own QuesTec Intellectual Property, and that there are no outstanding agreements, licenses, assignments, ship rights or other encumbrances in any manner inconsistent with the provisions of this Agreement.

ARTICLE 3. INDIVIDUAL CONTRACTS

Specifications of The Software, term for development, share for the expenses for development, the amount of the royalty for the Intellectual Property, and any other detailed terms and conditions shall be provided for in the Individual Contracts.

If there is any inconsistence between the provisions of such Individual Contracts and this Agreement, the former shall prevail.

ARTICLE 4. LICENSES

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QuesTec shall grant to LMC an exclusive license to QuesTec Intellectual property, and Intellectual Property with the right to use, lease, sell and/or hypothecate in Europe (excluding Great Britain), Dubai and the United Arab Emirates. QuesTec will grant to LMC the exclusive rights to Great Britain on or before March 1, 1999. The Software, pursuant to this Agreement and the Individual Contracts.

The amount of the licensing fee and royalty for the above licenses shall be stipulated in the Individual Contracts.

ARTICLE 5. TECHNICAL INTERFACE

Each party shall have a Manager for the exchange of know-how. The Manager shall supervise the exchange of know-how, arrange conferences and visitations, maintain pertinent records, and the like, and shall be responsible for authoring transmissions, disclosure and receipt of know-how.

Prior to disclosure of Intellectual Property, the Manager of the supplying party shall generally identify the proposed disclosure and obtain a written agreement from the Manager of the other party, so that the latter understands the nature of and reason for the identified disclosure and is willing to accept the identified disclosure. The identified Intellectual Property may thereafter be disclosed by the

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Manager of the disclosing party to the Manager of the other party under a
Confidential Information designation. Such disclosure shall be deemed to be confidential only to the extent that it is received in writing from the disclosing party, or, if received only to the extent that it is confirmed in writing by the disclosing party within fourteen (14) days of the oral disclosure. The receipt of confidential Intellectual Property shall be promptly acknowledged in writing by the Manager of LMC.

Respecting any confidential Intellectual Property transmitted and received in accordance with Article 5.3, to the extent that such Intellectual Property remains confidential pursuant to Article 5.3, LMC shall use the same efforts to avoid publication or dissemination of such confidential Intellectual Property as it employs with respect to information of its own which it does not desire to be published or disseminated. Notwithstanding expiration or termination of this Agreement pursuant to Articles 9 and 10, this paragraph shall remain effective for another two (2) years from the date of expiration or termination of this Agreement.

ARTICLE 6. COPYRIGHT

QuesTec shall acquire and hold the copyright in The Software

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which is developed by QuesTec pursuant to this Agreement.

ARTICLE 7. APPLICATIONS FOR PATENTS

QuesTec shall apply for patents for "The Software" and "Inventions' which are required and developed under this Agreement, and shall won the Patents. QuesTec shall bear the expenses in obtaining and maintaining such patents.

ARTICLE 8. INTELLECTUAL PROPERTY PROTECTION

In the event that Intellectual Property licensed hereunder to LMC by QuesTec is infringed by the use, sale or lease of The Software by an unlicensed third party, QuesTec may at its option and at its expense, file and prosecute a lawsuit against such infringer and, in the case of an award of damages related directly to the Software, after deducting its relevant costs therefrom, any excess of each damage award shall be divided equally between QuesTec and LMC. If QuesTec elects not to pursue such infringer for all of their infringement of said Intellectual Property, than LMC may at there option pursue such infringer, at their expense, and, in the case of an award of damages, whether or not related directly to The Software, after deducting their costs from such damages, any excess of any damage award shall be divided equally between QuesTec and LMC. The parties hereto

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shall each extend to the others full cooperation in all such litigation proceedings, and either party may join the other as a party thereto.

In the event that on account of the use of QuesTec Intellectual Property, the Copyrights, or the use or lease/sale of The Software, either LMC or QuesTec is sued for patent, copyright or any other Intellectual Property infringement by a third party, then QuesTec and LMC shall promptly and continuously share and exchange all information relevant to the defense of each lawsuit. Either party may join the other as a defendant, and both party shall give due and reasonable credence to the legal and business judgement of the other party in adopting a reasonable settlement or continuance of each litigation. No settlement shall be reached which affects the royalty income of the other party without the written consent of such other party which consent shall not be unreasonably withheld whether the proposed compromise, if any, be in regard to the terms of settlement or a reasonable design change in The Software.

ARTICLE 9. AGREEMENT BETWEEN QUESTEC AND LMC

In the event that QuesTec and LMC shall enter into additional Agreements, unless specified all Agreements shall remain binding. All European clients/prospects and clients/prospects from Dubai and the United Arab Emirates

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are to be serviced by LMC directly. If QuesTec is approached by such clients/prospects they will be referred to LMC. LMC is to inform QuesTec of any and all inquiries concerning the use of the above mentioned products and or services.

ARTICLE 10 DISTRIBUTION

In addition to development, QuesTec will designate LMC as its distributor in Europe, Dubai and United Arab Emirates, of The Software developed by QuesTec. The amount of the licensing fee and royalty for LMC's distribution of such Software and products shall be determined separately by and between QuesTec and LMC.

ARTICLE 11. TERM.

This Agreement shall come into force on the day first above written and continue in full force and effect for seven (7) years, and, thereafter, be automatically renewed for one (1) year periods unless terminated by a written notice given by either party to the other at least 6 months prior to the expiration date of the initial period or of any subsequent one year period of this Agreement.

ARTICLE 12. TERMINATION

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Should QuesTec or LMC at any time commit any breach of this Agreement and should such failure or breach not be cured within sixty (60) days after written notice from either party to the defaulting party specifying the nature of the default, the notifying party shall thereafter have the right to terminate this Agreement and/or any licensing rights hereunder as the case may be, by giving written termination notice to the other party, and such termination shall become effective on the sixtieth (60) day after the dispatch of such termination notice. A termination under this Article shall place the parties in the respective legal position which existed prior to the effective date of this Agreement.

Should either QuesTec or LMC become insolvent, make an assignment for the benefit of creditors or be adjudged bankrupt, or should a receiver or trustee of the property of either QuesTec or LMC be appointed, the other party may forthwith terminate this Agreement.

ARTICLE 13. NOTICE

All notices and statements to be given shall be sent by mail or facsimile to the respective addresses of the parties as set forth above unless notification of a change of address is given in writing. When such notice is given by mail, the date of mailing shall be deemed the date the notice or

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statement is given. A notice given by facsimile shall be deemed effective one day after dispatch, subject to being following by mail.

ARTICLE 14. ARBITRATION

All disputes, controversies or differences which may arise among the parties hereto, out of or in relation to or in connection with this Agreement, or the breach thereof, shall be finally settled by arbitration in the United States in accordance with The Commercial Arbitration Rules of The U.S. Commercial Arbitration Association. The award rendered by arbitrator(s) shall be final and binding upon the parties.

ARTICLE 15. FORCE MAJEURE

Neither party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by riots, civil commotions, wars, hostilities between nations, governmental laws, orders or regulations embargoes, actions by the government or any agency thereof, acts of God, storms, fires, accidents, strikes, sabotage, explosions, or other similar or different contingencies beyond the reasonable control of the respective parties. If, as a result of legislation or

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governmental action, any party or parties are precluded from receiving any benefit to which they are entitled hereunder, the parties shall review the terms of this Agreement so as to be in the same relative positions as previously obtained hereunder.

ARTICLE 16. NON-ASSIGNABILITY

Neither party hereto shall assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.

ARTICLE 17. INTERPRETATION

This Agreement shall be construed and interpreted according to the laws of the United States and the state of New York.

ARTICLE 18. MODIFICATION

This Agreement supersedes any and all prior agreements between the parties hereto regardless of whether such agreements, if any, existed by reason of direct contract, assignment or otherwise whatsoever, and it embodies all of the understandings and agreements between the parties pertaining to the subject matter hereof and may be amended or modified only by written instrument duly executed by the

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parties.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to by signed and sealed by their duly authorized office or representative as of the date first above written.

"QuesTec"

QuesTec Imaging, Inc.

by: /s/ Edward J. Plumacher
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    Edward J. Plumacher                                          (CS)

by: /s/ Michael W. Russo
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    Michael W. Russo

"LMC"

LMC Live Motion Company

by: /s/ Felix Marggraff
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    Felix Marggraff

by: /s/ Heiko Schweim
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    Heiko Schweim